UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1. Press release dated October 31, 2022

Item 1

Millicom (Tigo) announces the Nomination Committee ahead of the 2023 Annual General Meeting

Luxembourg, October 31, 2022 – In accordance with the resolution of the 2022 Annual General Meeting of Millicom International Cellular S.A. (“Millicom”) held on May 4, 2022, the Nomination Committee has been formed in consultation with the largest shareholders as of the last business day of June 2022.

The Nomination Committee comprises representatives of four shareholders that represent the largest shareholders in Millicom that have chosen to appoint members; Jan Dworsky, appointed by Swedbank Robur Funds; Viktor Kockberg, appointed by Nordea Investment Funds; Staley Cates, appointed by Southeastern Asset Management, and Gerardo Zamorano appointed by Brandes Investment Partners, as well as the Chairman of Millicom’s Board of Directors, José Antonio Ríos García.

Information about the work of the Nomination Committee can be found on Millicom’s website. Shareholders wishing to propose candidates for election to the Board of Directors of Millicom should submit their proposal in writing to the Company Secretary, Millicom International Cellular S.A., 2 rue du Fort Bourbon, L-1249 Luxembourg.

For further information, please contact:

Press: Karla Rivas, Communications Manager press@millicom.com	Investors: Michel Morin, VP Investor Relations Sarah Inmon, Director Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2022, Millicom employed approximately 20,000 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit millicom.com. Connect with Millicom on Twitter, Instagram, Facebook, and LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
Name:	Salvador Escalón
Title:	Executive Vice President, General Counsel

Date: October 31, 2022